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                               September 4, 2020

       Tigran Sinanyan
       Chief Financial Officer
       MediaAlpha, Inc.
       700 South Flower Street, Suite 640
       Los Angeles, CA 90017

                                                        Re: MediaAlpha, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
11, 2020
                                                            CIK No. 0001818383

       Dear Mr. Sinanyan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented
or expect to present to potential investors in reliance on
                                                        Section 5(d) of the
Securities Act, whether or not you retained, or intend to retain, copies of those
communications. Please contact the staff member associated with the review of this filing to discuss
how to submit the materials, if any, to us for our review.
   2. Please confirm in a cover letter to the nonpublic draft submission that you will publicly file your registration
statement and nonpublic draft submissions at least 15 days prior to any road show, or in
absence of a road show, at least 15 days prior to the requested
 Tigran Sinanyan
FirstName  LastNameTigran Sinanyan
MediaAlpha,   Inc.
Comapany 4,
September  NameMediaAlpha,
              2020          Inc.
September
Page 2     4, 2020 Page 2
FirstName LastName
         effective date of the registration statement.
Cover Page

3. Please revise the front cover page of your prospectus to separately state the title and amount of securities offered by the selling stockholder. Please make conforming changes to the Fee Table. Refer to Item 501(b)(2) of Regulation S-K for guidance.
4. Please revise the cover page of your prospectus to disclose the respective percentage of the economic interests of your subsidiary, QuoteLab, LLC, that will be owned, either directly or indirectly, by investors in this offering, the other owners of QuoteLab, LLC,
         Insignia and the Senior Executives. Please make conforming changes to your description of The Offering beginning on page 13. In this regard we note your disclosure on page 69,
         Voting and Economic Rights of Members, that net profits and losses of QuoteLab, LLC will be allocated and distributed to its members pro rata in accordance with the number of
         QuoteLab units held by such members.
Financial statements and basis of presentation, page ii

5. Please tell us how you determined financial statements of the registrant, MediaAlpha Inc., are not required.
Prospectus summary
Our market opportunity, page 4

6. Please revise to provide support for the statement in the second sentence on page 6 that you "provide the leading technology platform that enables insurance carriers and distributors to efficiently acquire customers online at scale." Please make conforming revisions to the Business section on page 106.
Summary consolidated financial and operating data, page 18

7. Please tell us which entity you have identified as the accounting acquirer and your basis in
         U.S. GAAP for your determination. Please clarify the facts and circumstances considered in arriving at your conclusion. Your response should address the factors outlined within paragraphs 10-15 of ASC 805-10-55; Business Combinations. Management's discussion and analysis of financial condition and results of operations
Key business and operating metrics
Adjusted EBITDA less capital expenditures, page 92

8. You disclose adjusted EBITDA less capital expenditures which you define as net cash provided by operating activities, as adjusted for changes in operating assets and liabilities, cash paid for interest, cash paid for transaction expenses, cash paid for redemption of
         Class B units of QL Holdings LLC in excess of fair value, and capital expenditures.
         Please tell us how you determined this measure complies with Item 10(e)(ii)(A) of
 Tigran Sinanyan
MediaAlpha, Inc.
September 4, 2020
Page 3
         Regulation S-K, including your consideration of the prohibition regarding the exclusion of charges or liabilities that require, or will require, cash settlement therein. Alternatively, remove this measure from your filing.
Contribution and Contribution Margin, page 93

9.       We note your reconciliation of non-GAAP Contribution and Contribution
Margin to
         revenue, which you have identified as the most directly comparable GAAP measure. We do not believe revenue, which excludes expenses, is the most directly comparable GAAP measure. Please revise to present GAAP gross profit as the starting point of your reconciliation. Additionally, revise to present a GAAP gross profit percentage. Refer to
         Item 10(e)(1)(i)(B) of Regulation S-K and footnote 27 of non-GAAP adopting Release
         No. 33-8176.
10. You state that you use contribution and contribution margin to measure the return on your relationships with your supply partners, excluding certain fixed costs, the financial return on your online advertising, and your operating leverage and that you present contribution and contribution margin because they are used extensively by your management and board of directors to manage your operating performance, including evaluating your operational performance against budget and assessing your overall operating efficiency and operating leverage. Please tell us in more detail how you use contribution and contribution margin in evaluating your business and making operating decisions.
Liquidity and capital resources, page 100

11. You disclose that you aim to align your payment obligations to supply partners and traffic acquisition sources with the timing of payments from demand partners and that if you were to experience a delay in receiving a payment from a demand partner within a quarter, your operating cash flows for that quarter could be adversely impact. You also state that you have separate agreements with demand partners and suppliers and that suppliers are not party to the contractual arrangements with your demand partners, nor are the suppliers the beneficiaries of your demand partner agreements. In situations where the demand partner is the same as the supply partner, revise to clarify if you still hold separate agreements and if there is the ability to offset demand and supply payments under those contracts and the potential impact to operating cash flows. Quantitative and qualitative disclosures about market risk
Concentrations of credit risk and of significant demand and supply partners, page 103
FirstName LastNameTigran Sinanyan
12. Please expand your disclosure to identify the name of the customer referenced in your
Comapany   NameMediaAlpha,
       discussion               Inc.
                   of customer concentrations in the third paragraph. Please also disclose the names  of the two
September 4, 2020 Page 3 suppliers referenced in the fourth paragraph. FirstName LastName
 Tigran Sinanyan
FirstName  LastNameTigran Sinanyan
MediaAlpha,   Inc.
Comapany 4,
September  NameMediaAlpha,
              2020          Inc.
September
Page 4     4, 2020 Page 4
FirstName LastName
Business
Our platform
We connect insurance companies with websites where consumers shop for insurance, page 112

13. Please revise to disclose how average cost-per-click for your high-quality insurance partners of $40 is calculated.
Principal and selling stockholders, page 138

14. Please identify the natural person(s) with voting and/or dispositive power over the shares owned by Insignia Capital Group, LP.
Description of capital stock, page 141

15.      We note your disclosure on page 70 under The reorganization of our corporate
         structure   Coordination of MediaAlpha, Inc. and QuoteLab, LLC, that
the net proceeds
         from the sale of one share of your Class A common stock will be contributed to Holdco and then to QuoteLab or transferred to a holder of Class B units of QuoteLab. Please expand your disclosure under this section to describe the rights, privileges and preferences to which holders of QuoteLab Class B units will be entitled.
Forum selection, page 148

16. We note that your amended and restated certificate of incorporation contains exclusive forum provisions providing that the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the
         District of Delaware, will be the sole and exclusive forum for certain actions including derivative actions. Noting your disclosure here and in the related risk factor appearing on page 58, it is not clear to us whether such provisions will apply to claims brought under the Securities Exchange Act of 1934, particularly if such claims are brought in addition to a claim or claims under Delaware law. Please revise your disclosure here and in the related risk factor to clarify.
       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      C. Daniel Haaren, Esq.